Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

RECEIVED
2004 NOV -9 P 4: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 5, 2004
Our ref. No. PI 025

The U.S. Securities and Exchange Co
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fin
Mail Stop 3-7
Washington, D.C. 20549

04046068

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Raises Interim Dividend and Revises Forecast Year-end Dividend**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

11/10

Mitsubishi Corporation Raises Interim Dividend and Revises Forecast Year-end Dividend

Mitsubishi Corporation's Board of Directors today resolved to raise the interim dividend per common share for fiscal 2005, ending March 31, 2005, as follows.
The Board of Directors also resolved to revise the forecast year-end dividend per common share for fiscal 2005, as follows.

1. Reason for Raising Interim Dividend and Revising Forecast Year-end Dividend

Mitsubishi Corporation raised the annual ordinary dividend from the historical 8 yen to 10 yen per common share after posting consolidated net income of over 100.0 billion yen for the first time in fiscal 2004, the result of actions to strengthen the operating base under MC2003, the company's management plan from fiscal 2002 through fiscal 2004. In fiscal 2004, Mitsubishi Corporation also paid a special dividend of 2 yen per common share to mark the 50th anniversary of the company's reestablishment.

In fiscal 2005, the company is forecasting all-time high consolidated net income of 160.0 billion yen, after posting a record 89.4 billion yen in net income in the interim period due to the benefits of the above actions and even stronger commodities markets.

In light of these circumstances, Mitsubishi Corporation's Board of Directors today resolved to raise the interim dividend for fiscal 2005 from the initially planned 5 yen to 6 yen per common share, as well as raise the annual ordinary dividend by 20% from the initially planned 10 yen to a planned 12 yen per common share.

Mitsubishi Corporation will consider further increase of dividend in line with earnings growth, while collectively taking into consideration investment plans and other matters for ensuring sustainable earnings and for the success of its growth strategy.

2. Fiscal 2005 Dividends (April 1, 2004 to March 31, 2005)

	Interim Dividend	Year-end Dividend	Annual Dividend
Original forecast (May 11, 2004)	5 yen	5 yen	10 yen
Revised forecast	6 yen	6 yen	12 yen

(Reference)

	Interim Dividend	Year-end Dividend	Annual Dividend
FY ended Mar. 2004	4 yen	6 yen + 2 yen special dividend (8 yen)	10 yen + 2 yen special dividend (12 yen)
FY ended Mar. 2003	4 yen	4 yen	8 yen

###

Mitsubishi Corporation

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Investor Relations Office

Phone: +81-3-3210-8580 Fax:+81-3-3210-8583

E-mail: ml.mcir@mitsubishicorp.com

November 5, 2004
Our ref. No. PI 024

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Transfer of the Substitutional Portion of the Pension Fund of Mitsubishi Corporation**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on November 5, 2004

Transfer of the Substitutional Portion of the Pension Fund of Mitsubishi Corporation

Mitsubishi Corporation announced today that on October 1, 2004, it obtained approval from the Minister of Health, Labour and Welfare concerning the separation of the substitutional portion of the Employees' Pension Fund relating to past employee services, in accordance with the enforcement of the Japanese Welfare Pension Insurance Law.

In accordance with this approval, Mitsubishi Corporation will record a 18.7 billion yen gain in the financial statements prepared under JAPAN GAAP, based on the method specified in Section 44-2 of The Japanese Institute of Certified Public Accountants (JICPA), Accounting Committee Report No.13, "Practical Guidance for Accounting for Retirement Benefits."

Mitsubishi Corporation also estimates to record a gain of approximately 5.0 billion yen in the financial statements prepared under US GAAP, however, the amount is yet to be determined at this time, since the US GAAP requires that the gains or losses from the transition of the substitutional portion should be recorded when the government-specified portion of the plan assets are actually transferred to the government.

# # #

Mitsubishi Corporation

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Investor Relations Office

Phone: +81-3-3210-8580 Fax:+81-3-3210-8583

E-mail: ml.mcir@mitsubishicorp.com

November 5, 2004
Our ref. No. PI 026

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated Financial Results for the Six Months Ended September 30, 2004**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

[Change of major indices]		Six months Ended Sept. 2004	Six months Ended Sept. 2003	Increase or decrease
Crude oil	(USD/BBL)	34.8	25.5	9.3 (+36%)
Foreign Exchange	(YEN/USD)	109.8	118.1	-8.3 (7% yen appreciation)
Interest	(%)TIBOR	0.08	0.10	-0.02 (-20%)

Interim Results and Outlook for

Consolidated Income

(Billions of Yen)	For the six months ended Sept.30,2003	For the fiscal year ended March 31, 2004	For the six months ended Sept.30,2004	Increase or decrease		Outlook for the fiscal year ending Mar.2005	Percentage of achievement	
Operating transactions <Increase/decrease from original forecast of May 2004>	7,512.4	15,177.0	8,190.1	677.7		16,000.0 <+800.0>	51%	
Gross profit <Increase/decrease from original forecast of May 2004>	378.0	769.3	**420.5**	**42.5** <+11%>	a	**830.0** <+30.0>	**51%**	
Selling, general and administrative expenses	(311.4)	(631.4)	(320.0)	(8.6)	b	(650.0)	49%	
Provision for doubtful receivables	(0.4)	(7.4)	(2.4)	(2.0)	c	(5.0)	48%	
Operating income <Increase/decrease from original forecast of May 2004>	66.2	130.5	**98.1**	**31.9** <+48%>		**175.0** <+35.0>	**56%**	i
Interest expense --- net	(7.6)	(10.6)	(1.9)	5.7	d	(5.0)	38%	
Dividend income	10.0	28.2	27.3	17.3	d	40.0	68%	
Gain (loss) on marketable securities and investments --- net	10.8	5.2	(7.2)	(18.0)	e	(10.0)	21%	
Gain (loss) on property and equipment --- net	(3.1)	(18.4)	(4.8)	(1.7)	f			
Other income --- net	2.4	15.3	9.9	7.5	g			
Income from consolidated operations before income taxes <Increase/decrease from original forecast of May 2004>	78.7	150.2	**121.4**	**42.7** <+54%>		**200.0** <+30.0>	**61%**	j
Income taxes	(36.9)	(74.6)	(58.8)	(21.9)		(90.0)	65%	
Minority interests in income of consolidated subsidiaries	(6.4)	(15.7)	(13.1)	(6.7)		(25.0)	52%	
Equity in earnings of affiliated companies --- net	25.2	55.5	39.9	14.7	h	75.0	53%	
Net income <Increase/decrease from original forecast of May 2004>	60.6	115.4	**89.4**	**28.8** <+48%>		**160.0** <+30.0>	**56%**	k
Core earnings (*1) <Increase/decrease from original forecast of May 2004>	94.2	211.0	**165.8**	**71.6** <+76%>		**290.0** <+65.0>	**57%**	

(*1) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividends + Equity in earnings of affiliated companies-net

(*2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Revenue in accordance with Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19 were 2,007.0 billion yen and 1,671.0 billion yen for the six months ended Sept. 30, 2004 and the six months ended Sept. 30, 2003, respectively.

Assets and Liabilities

	Sept. 30, 2003	Mar. 31, 2004	Sept. 30, 2004	Increase/ decrease from Mar. 2004	Mar. 31, 2005 (Outlook)	Increase/ decrease from Sept. 2004
Total assets	8,112.8	8,390.5	8,541.3	150.8	8,700.0	158.7
(Current assets)	3,934.7	4,270.0	4,360.6	90.6	4,300.0	(60.6)
(Investments and non-current receivables)	2,581.7	2,597.5	2,620.9	23.4	2,800.0	179.1
(Property and equipment-net, other)	1,596.4	1,523.0	1,559.8	36.8	1,600.0	40.2
Total shareholders' equity	1,085.8	1,223.6	1,292.1	68.4	1,400.0	107.9
Interest bearing liabilities (*3) Gross	4,022.6	4,012.4	4,025.0	12.6	4,100.0	75.0
Interest bearing liabilities (*3) Net	3,582.7	3,520.8	3,607.1	86.3	3,700.0	92.9
(Debt-to-equity ratio – Gross)	3.7	3.3	3.1	(0.2)	2.9	(0.2)
(Debt-to-equity ratio – Net)	3.3	2.9	2.8	(0.1)	2.6	(0.2)

(*3) Interest bearing liabilities do not include the impact of adopting SFAS 133.

Cash Flows

	Six months ended Sept. 30, 2003	Year ended Mar. 31, 2004	Six months ended Sept. 30, 2004	
Operating activities	73.9	234.4	36.6	… While working capital requirements increased due to higher transactions, inflows of dividends from natural resource-related companies also increased.
Investing activities	(74.7)	(62.8)	(65.6)	… Reflects investments in overseas natural gas businesses, purchase of preferred shares and bond investments.
Free cash flow	(0.8)	171.6	(29.0)	
Financing activities	71.4	(35.1)	(50.1)	… Due to the early repayment of long-term debt at subsidiaries on the back of healthy cash inflows from operating transactions.
Increase/decrease of cash and cash equivalents	75.1	126.9	(76.1)	

the Fiscal Year Ending March 2005 (US GAAP)

Outline of Fiscal 2005 Interim Results

Overview

(1) Net Income at All-time High for Interim Period, Up 48% Year-on-Year

Operating income rose 48%, dividend income and equity in earnings of affiliated companies-net rose 173% and 58%, respectively, on the back of strong commodities markets. The result was a 48% increase in consolidated net income to 89.4 billion yen, an all-time high at MC for an interim period. Core earnings also set a new record, jumping 76% year-on-year to 165.8 billion yen.

(2) Rapidly Rising Commodities Prices Fuel Higher Earnings in Energy Business and Metals Groups

The Energy Business and Metals groups posted year-on-year increases in net income of 37% and 39%, respectively, due to sharply higher crude oil, metal resource and steel products prices. Other business segments, including New Business Initiative, also posted higher earnings. All business segments thus posted higher net income as they did in fiscal 2004, ended March 31, 2004.



4-Year Interim Data—Earnings and Write-Offs
180
160
140
120
100
80
60
40
20
0
165.8
94.2
98.1
84.0
74.7
41.6
66.2
89.4
35.7
18.9
28.3
60.6
7.4
2.7
41.9
43.6
Sept.30,2001
Sept.30,2002
Sept.30,2003
Sept.30,2004
Net income
Operating income
Core earnings
Write off of non-performing assets

(3) Net Debt-to-Equity Ratio Improves

Interest-bearing liabilities increased slightly because of increase in investments, mainly in energy resources. However, shareholders' equity rose 68.4 billion yen from March 31, 2004 due to the increase in net income following the company's strong performance. This resulted in a 0.1 point improvement to 2.8 in the net debt-to-equity ratio.

Major Year-on-Year Changes

Major Year-on-Year Changes

a. Gross profit (Increased 42.5 billion yen)

Gross profit rose 11% year on year, due to strength in markets of steel products and petrochemical products, solid performance in overseas automobile businesses and expansion in food-related businesses.

b. Selling, general and administrative expenses (Increased 8.6 billion yen)

The increase occured, despite a decrease in pension expenses of the parent company, in line with gross profit increase due to business expansion in food-related subsidiaries.

c. Provision for doubtful receivables (Increased 2.0 billion yen)

The increase reflects the absence of profits recorded on the reversal of reserves due the collection of receivables in the six months ended Sept. 30, 2003.

d. Net financial income (Increased 23.0 billion yen)

Reflects higher dividends from resource-related companies and the effect of consolidating a European automobile finance company (in the second half of fiscal 2004).

e. Gain (loss) on marketable securities and investments—net (Decreased 18.0 billion yen)

- Write-off of marketable securities (available for sale) ......
  Decreased 12.2 bil. yen ([-12.3 bil. yen] <--- [-0.1 bil. yen])
- Write-off related losses on non-performing assets ......
  Decreased 3.3 bil. yen ([-10.3 bil. yen] <--- [-7.0 bil. yen])
  (losses on sale and write-down losses)
- Other gains on sales of shares, etc....
  Decreased 2.5 bil. yen ([15.4 bil. yen]<--- [17.9 bil. yen])

f. Gain (loss) on property and equipment (Decreased 1.7 billion yen)

Reflects impairment losses on property and equipment at Metals and Energy Business subsidiaries.

g. Other income --- net (Increased 7.5 billion yen)

The increase reflects improvements in foreign currency transaction losses at overseas subsidiaries and in valuation losses of financial derivatives.

h. Equity in earnings of affiliated companies --- net (Increased 14.7 billion yen)

Reflects strong results at resource-related companies overseas and petrochemical products-related companies.

Segment Overview

[All business segments posted year-on-year profit increases]



Net Income by Segment
120
100
80
60
40
20
0
-20
Sept.30, 2003
Sept.30, 2004
0.4
6.1
21.5
25.0
8.4
10.1
15.3
16.5
-19.9
-16.5
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated

Major Changes

New Business Initiative...Increase due to increased capital gains

Energy Business...Increase due to higher dividends from resource-related companies and strong performances at subsidiaries

Metals...Increase due to higher dividends from resource-related companies and strong results at Metal One

Machinery...Increase due to strong results at ship and industrial machinery-related subsidiaries

Chemicals...Reflects higher income from trading due to a strong petrochemical products market

Living Essentials...Reflects higher earnings from food-related subsidiaries and equity-method affiliates.

Forward-looking Statements

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

Outlook for the fiscal year ending March 2005 & Dividend Policy

Overview

Fiscal 2005 is the inaugural year of Mitsubishi Corporation's new four-year business plan called INNOVATION 2007. It is positioned as a year for the company to reinforce its internal systems to make the operating base built under MC2003, the previous plan, even stronger. Forecasting year-on-year earnings growth of around 10%, the company originally projected fiscal 2005 consolidated net income of 130.0 billion yen.

In light of the stronger international commodities markets, the company raised the consolidated net income outlook from the original projection to 160.0 billion yen, up 39% from the year ended March 2004, after posting a 48% increase year-on-year in the interim period.

Main Points

i. Operating income...175.0 billion yen

The company is forecasting operating income of 175.0 billion yen, 35.0 billion yen higher than originally forecast. This is based on an expected increase in gross profit in the Metals and Energy Business groups due to buoyant steel products markets and rising crude oil prices.

j. Income from consolidated operations before income taxes ... 200.0 billion yen

The company is forecasting income from consolidated operations before income taxes of 200.0 billion yen, 30.0 billion yen more than initially forecasted. In addition to an expected increase in operating income, this is based on an expectation of higher dividends from natural resource-related companies, offset in part by a slight increase in other expenses against original estimates.

k. Net income.... 160.0 billion yen

The company is forecasting consolidated net income of 160.0 billion yen, 30.0 billion yen higher than initially forecasted. Although income taxes will increase in line with the increase in income from consolidated operations before income taxes, the company expects an increase in equity in earnings of affiliated companies on investments in resource-related companies.

Dividend Policy

As the company is forecasting consolidated net income of 160.0 billion yen for the full year, the company plans to raise the annual ordinary dividend from the initially planned 10 yen to 12 yen per common share, as well as the interim dividend from the initially planned 5 yen to 6 yen per common share.

The company will consider further increase in dividend in line with earnings growth while collectively taking into consideration investment plans and other matters for ensuring sustainable earnings and for the success of its growth strategy.

MITSUBISHI CORPORATION AND SUBSIDIARIES

FINANCIAL RESULTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Phone: +81-3-3210-8581 Fax:+81-3-3210-8583

FINANCIAL HIGHLIGHTS (based on US GAAP)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)
(Mitsubishi Corporation and subsidiaries)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2004	8,190,099	98,088	121,385
September 30, 2003	7,512,422	66,196	78,734
For the year ended March 31, 2004	15,177,010	130,523	150,218

	Net income	Net income per share	Net income per share (diluted basis)
For the six months ended	Millions of Yen	Yen	Yen
September 30, 2004	89,396	57.10	52.75
September 30, 2003	60,560	38.68	35.72
For the year ended March 31, 2004	115,370	73.69	68.01

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
September 30, 2004	8,541,266	1,292,075	15.1	825.31
September 30, 2003	8,112,800	1,085,773	13.4	693.52
As of March 31, 2004	8,390,475	1,223,631	14.6	781.59

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2004	36,621	(65,572)	(50,092)	399,529
September 30, 2003	73,900	(74,721)	71,380	423,922
For the year ended March 31, 2004	234,390	(62,819)	(35,125)	475,670

4. Prospects for the year ending March 31, 2005

	Operating transactions	Net income
For the year ending	Millions of Yen	Millions of Yen
March 31, 2005	16,000,000	160,000

(Forecast of Net income per share for the year ending March 31, 2005 : 102.20 Yen)

5. Number of consolidated subsidiaries : 375
Number of affiliated companies accounted for by the equity method : 141

6. Increase / Decrease in the Number of consolidated subsidiaries
Consolidated subsidiaries: <Increase> 22 companies <Decrease> 6 companies
Affiliated companies accounted for by the equity method : <Increase> 13 companies <Decrease> 28 companies

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables. Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Subsidiaries and Affiliated Companies

Mitsubishi Corporation

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including fuels, metals, machinery, chemicals and living essentials. Some of our basic functions -- information and telecommunications, finance, logistics and retailing -- enhance the above activities and enable us to provide comprehensive solutions to customers. We also invest actively in energy, natural resources, project development and information technology areas.

Mitsubishi Corporation organizes business groups according to products and services. Business groups manage their products or services through the business groups of the parent company, subsidiaries, and affiliates (Subsidiaries: 901, Affiliated companies: 403).

The following table shows products or services by business group and major subsidiaries and affiliated companies.

	PRODUCTS OR SERVICES	MAJOR SUBSIDIARIES	MAJOR AFFILIATED COMPANIES
NEW BUSINESS INITIATIVE (147 companies in total)	IT, Telecommunication & Media, Financial Services, Consumer Business, Logistics, Healthcare, etc.	RYOKO LOGISTICS CORPORATION MITSUBISHI CORPORATION FINANCE PLC IT FRONTIER CORPORATION NIPPON CARE SUPPLY CO., LTD (90)	LAWSON, INC. KENTUCKY FRIED CHICKEN JAPAN LTD. MS COMMUNICATIONS CO., LTD. (57)
ENERGY BUSINESS (124 companies in total)	Petroleum Products, Carbon, Crude Oil, LPG, LNG, etc.	MITSUBISHI SHOJI SEKIYU CO.,LTD. PETRO-DIAMOND INC. DIAMOND GAS RESOURCES PTY. LTD. (95)	JAPAN AUSTRALIA LNG(MIMI)PTY., LTD. BRUNEI LNG SENDIRIAN BERHAD (29)
METALS (268 companies in total)	Ferrous Products, Coals, Ore, Nickel, Ferro-Alloy, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products, etc.	METAL ONE CORPORATION JECO CORPORATION MITSUBISHI DEVELOPMENT PTY., LTD. (193)	IRON ORE COMPANY OF CANADA MOZAL S.A.R.L. (75)
MACHINERY (324 companies in total)	Power & Electrical Systems, Plants, Ships, Automobiles, Industrial Machinery, Project Development & Construction, Aerospace, etc.	NIKKEN CORPORATION NORELEC DEL NORTE, S.A.DE C.V. TRI PETCH ISUZU SALES CO., LTD. MC AVIATION FINANCIAL SERVICES (EUROPE) B.V. MKG BANK GMBH (225)	MITSUBISHI AUTO CREDIT-LEASE CORP. DIAMOND CITY CO., LTD. SPACE COMMUNICATIONS CORPORATION (99)
CHEMICALS (92 companies in total)	Chemical Products, Raw material for synthetic fiber, Fertilizer, Functional Chemicals, Synthetic raw materials and plastics, Artificial sweeteners, Advanced materials, etc.	MITSUBISHI SHOJI PLASTICS CORP. MITENI S.P.A. (55)	METANOL DE ORIENTE, METOR, S.A. AROMATICS MALAYSIA SDN. BHD. KOHJIN CO., LTD. (37)
LIVING ESSENTIALS (263 companies in total)	Foods & Food Products, Textiles, General Merchandise, etc.	RYOSHOKU LTD. SAN-ESU INC. TOYO REIZO CO., LTD. MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD. PRINCES LTD. ALPAC FOREST PRODUCTS INCORPORATED (170)	COCA-COLA CENTRAL JAPAN CO., LTD MITSUBISHI CEMENT CORPORATION (93)
OTHER (45 companies in total)	Finance, Accounting, Personnel, General affairs, etc.	MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES(JAPAN) LTD. (32)	(13)

REGIONAL SUBSIDIARIES (41 companies in total)	Handling of a Broad Range of Products, similar to the Parent Company in Japan	MITSUBISHI INTERNATIONAL CORPORATION MITSUBISHI CORPORATION INTERNATIONAL N.V. MITSUBISHI CORPORATION(HONG KONG) LTD. (41)

Note: Among the above-listed subsidiaries, RYOSHOKU LTD. (Tokyo Stock Exchange 1st section) and NIPPON CARE SUPPLY CO.,LTD. (Tokyo Stock Exchange Mothers) are listed companies.

Consolidated Financial Results for the Six Months Ended September 30, 2004 (Based on US GAAP)

November 5, 2004
Mitsubishi Corporation

TOKYO, November 5, 2004..... Mitsubishi Corporation announced today its consolidated results, based on accounting principles generally accepted in the United States, for the six months ended September 30, 2004.

I. Management Policies

1. Management Policies

In July 2004, Mitsubishi Corporation launched a new medium-term management plan. Covering the four-year period from fiscal 2005 to fiscal 2008, ending March 2008, the plan is called INNOVATION 2007—Opening Up A New Era.

(1) The Vision

INNOVATION 2007 reflects the vision of Mitsubishi Corporation as "a new industry innovator."
Amid increasing structural change in society, this means proposing and creating new paradigms by changing industries based on market needs. It also means supporting the creation of new, next-generation industries. Thus Mitsubishi Corporation's vision is to play the dual role of contributing to the development of industries and formulating growth strategies with customers.

Management believes that it can fulfill this role because it participates in all manner of industries on a global basis and has an innate ability to shape markets.

This vision targets much more than earnings growth. Indeed, Mitsubishi Corporation's policy is to fulfill its responsibilities as a corporate citizen and sogo shosha mission of being a forerunner, with a strong desire to grow with society and its employees growing too.

(2) The 4-Year Business Plan and Its Targets

Guided by this vision, Mitsubishi Corporation envisions triple jump image of growth: "hop," "step" and "jump." The first two stages, "hop" and "step," are each two-year periods, together covering the four-year period of the plan, which will take the company through to the "jump" stage.

Mitsubishi Corporation targets consolidated net income of 180.0 billion yen in fiscal 2008, the final year of INNOVATION 2007, by executing the company's medium- to long-term growth strategy over the plan's four-year period. During the subsequent

"jump" period, MC is determined to undertake the necessary transformation with the aim of delivering consolidated net income of at least 200.0 billion yen, a level of earnings that MC considers befits a company with the ability to bring the above vision to fruition.

(3) Specific Policies

Mitsubishi Corporation will devise and implement various strategies to achieve the following three basic concepts of INNOVATION 2007.

1) Grasp Change and Open Up A New Era for MC
   (Medium- to Long-term Growth Strategy)
2) Develop Human Assets
   (Motivate Employees and Enhance Their Business Sensitivity)
3) Solidify Our Ground
   (Continuously Strengthen the Management System)

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

Mitsubishi Corporation's medium- to long-term growth strategy consists of the following two policies.

1. Strengthening Core Businesses

Mitsubishi Corporation's strategy is to concentrate management resources in areas that are expected to grow and where it can leverage its strengths. These include natural gas, crude oil resources, metal resources, automobile operations, overseas IPP business, resource-based chemicals, foods (commodity), foods (products), financial services, and medical and nursing care-related businesses.

To support these growth strategies, Mitsubishi Corporation will strengthen Corporate Staff functions, namely financial accounting, finance, corporate revitalization and business strategy proposal. At the same time, it will enhance its network in Japan and abroad so as to cope with increasing global business investments. By also enhancing the ability to provide business sensitive information initiated from its bases, the company aims to increase business opportunities.

2. Target Future Strategic Fields

To participate in next-generation growth fields, Mitsubishi Corporation will introduce mechanisms designed to accelerate R&D in all business groups. In addition, the company will make greater use of cross-organizational workshops, which are established on a case-by-case basis to tackle areas that are of interest to all business groups.

With respect to new fields that are difficult for business groups to engage in individually, the company will review systems and management and operational practices so as to respond on a company-wide basis and with greater efficiency.

2) Develop Human Assets
(Motivate Employees and Enhance Their Business Sensitivity)
Mitsubishi Corporation will put in place systems and create the environment, as outlined below, for nurturing and retaining human resources and motivating employees further.

1. Nurture and Retain Human Resources to Support Growth
Mitsubishi Corporation recognizes that it has an important duty to develop human resources with high business sensitivity. Based on this recognition, the company will groom people with the ability to function as CEOs and CFOs of its subsidiaries and affiliated companies. From a long-term perspective, it will also retain and nurture people to support its growth strategy.

2. Structure Personnel and Results-Based Evaluation Systems to Motivate Employees Further
Mitsubishi Corporation will revise personnel and results-based evaluation systems to encourage even greater contributions from its employees.

3) Solidify Our Ground
(Continuously Strengthen the Management System)
In advancing its growth strategy, Mitsubishi Corporation will make its management system even more resilient from the following perspectives.

1. Mitsubishi Corporation will retain the basic management infrastructure put in place under MC2003, the company's three-year management plan that covered the fiscal 2002 to fiscal 2004 period—namely the business unit (BU) system, Mitsubishi Corporation Value Added (MCVA) and balance sheet management methods. Furthermore, the company will further strengthen the management of its business portfolio.
2. Mitsubishi Corporation will refine management systems using IT and establish systems that facilitate decision-making by providing management with more accurate information on a more timely basis.
3. Mitsubishi Corporation will strengthen internal control systems to efficiently monitor and manage all business risks in a systematical manner.
4. Mitsubishi Corporation will continuously enhance its corporate governance as well as establesh governance system on a consolidated basis.

(4) <u>About Stakeholders</u>
Mitsubishi Corporation's stance on stakeholders under INNOVATION 2007 is expressed in a "stakeholder triangle" (see diagram below). INNOVATION 2007 groups stakeholders into three categories: customers and business partners; shareholders and creditors; and employees.

The company's policy is to manage the company in a way that balances the interests of these three groups. With regard to the part of the diagram labeled "Recognition from society," the company's plan is to strictly enforce compliance and fulfill its corporate social responsibilities based on even stronger recognition of the importance of these responsibilities.


Balancing the interests
of Stakeholders
- Full awareness of compliance
- Recognition of CSR
Customers
Business Partners
(Broad-based
corporate governance)
Corporate practices
and actions
Recognition
from society
Shareholders
Creditors
Earnings
growth
Employees

2. Basic Policy Regarding the Appropriation of Profits

(1) Dividend policy

Mitsubishi Corporation's basic policy is to pay a stable dividend while executing a growth strategy that uses retained earnings to maximize corporate value, and at the same time return profits to shareholders according to improvements in operating results.

Under MC2003, the company's three-year management plan from fiscal 2002 through fiscal 2004, Mitsubishi Corporation implemented a series of management reforms, which included prioritization of businesses. As a result, Mitsubishi Corporation has created a robust operating base, one capable of consistently generating consolidated net income of at least 100.0 billion yen. Because of this, the company raised the annual ordinary dividend for fiscal 2004 from 8 yen to 10 yen per common share. In fiscal 2004, the company also paid a special dividend of 2 yen per common share to mark the 50th anniversary of the company's merger.

In fiscal 2005, the company is forecasting all-time high consolidated net income of 160.0 billion yen, after posting a record 89.4 billion yen in net income in the interim period due to the benefits of the above mentioned management strategies and even stronger commodities markets.

In light of these circumstances, Mitsubishi Corporation plans to raise the interim dividend from the initially planned 5 yen to 6 yen per common share, as well as raise the annual ordinary dividend by 20% from the initially planned 10 yen to a planned 12 yen per common share.

Mitsubishi Corporation will consider further increase dividend in line with earnings growth while collectively taking into consideration investment plans and other matters for ensuring sustainable earnings and the success of its growth strategy.

(2) Reduction of the Trading Unit

On September 1, 2004, Mitsubishi Corporation reduced the company's trading unit stock from 1,000 shares to 100 shares for the purpose of widening its shareholder base by making it easier for individuals to purchase shares while encouraging deeper understanding of the company.

3. Corporate Governance Framework

Mitsubishi Corporation has implemented numerous initiatives geared toward improving the transparency and efficiency of its management systems, positioning the improvement of corporate governance as a key management issue.

1) Corporate Organizations

Mitsubishi Corporation has a corporate auditor system.

The company's Board of Directors has 16 members, 4 of whom are outside directors. The Board is responsible for deciding on important management issues and overseeing the execution of day-to-day operations. In 2001, the creation of the post of executive officer clarified the roles and responsibilities of directors and executive officers. In addition, the subsequent establishment of the Governance Committee and International Advisory Committee as advisory bodies has enhanced management oversight by the Board of Directors. Furthermore, at the ordinary general meeting of shareholders held in June 2004, the term of directors was reduced from two years to one year to provide greater flexibility in determining the composition of the Board of Directors.

Moreover, the president, as the company's chief executive officer, and the Executive Committee, the highest ranking decision-making body of executive officers, execute the company's day-to-day business operations. Important management issues are decided through discussions with the Board of Directors after referral from the Executive Committee.

The company's five corporate auditors, including three outside auditors, audit the performance of the directors in the execution of their duties and other matters. The independent, external auditors are responsible for auditing the company's financial statements.

2) Internal Control System

Regarding the company's internal control system, the following measures have been implemented. The Internal Audit Dept., the company's internal auditing body, monitors the operation and management of this control system.

(a) Observance of Laws and Ordinances and Articles of Incorporation

"The Three Corporate Principles" underpin Mitsubishi Corporation while the "Standards of Conduct" guide corporate conduct. And, as necessary, Mitsubishi Corporation establishes internal regulations for the purpose of conducting legal and fair business activities. Moreover, the company works continuously to enhance its compliance system. This includes making all Mitsubishi Corporation personnel fully aware of the "Mitsubishi Corporation Code of Conduct", establishing the post of Chief Compliance Officer and the Compliance Committee, and establishing various channels, including attorneys outside the company, through which employees can communicate and consult on matters pertaining to compliance.

(b) Maintaining Credibility of Financial Reporting

The company maintains the credibility of financial reporting by preparing them in accordance with generally accepted accounting standards, rules and regulations.

(c) Risk Management

In the course of its business activities, Mitsubishi Corporation works to designate the responsible department and formulate internal regulations for responding to various forms of risks, including financial, compliance, legal, information management, environmental and natural disaster risks. The company manages financial risk by analyzing the risk-return profiles of individual businesses and projects. The approach taken depends on the risks associated with credit, markets and business investments as well as the type of risk, including country risk. Mitsubishi Corporation also endeavors to appropriately manage and disperse risk by regularly monitoring the status of risk management across the company as a whole.

3) The following diagram shows the structures that are in place with respect to 1) and 2) above.


General Meeting of Shareholders
Appointment/Dismissal
Determination of Remuneration Parameters
Appointment/Dismissal
Determination of Remuneration Parameters
Appointment/Dismissal
Request
Governance Committee
International Advisory Committee
Advice
Board of Directors
Audit
Corporate Auditors (Board of Corporate Auditors)
Report
Corporate Auditors
Audit
Audit
Appointment and Oversight
Submit Subject of Importance
[Executive Officers and Executive Organization]
President and CEO
Executive Committee
Business Groups/Divisions/BUs
Domestic and Overseas Offices
[Internal Control System]
Chief Compliance Officer
Compliance Committee
Establish and Execute Compliance Strategy
Portfolio Management Committee
Analyzes ways to control risk on a company-wide basis and issues related to risk management systems and projects referred from the Executive Committee, and advice and report to the Executive Committee
Internal Audit Dept.
Business Activity Audit

4) Beneficial Relationships between the Company and the Outside Directors and Outside Corporate Auditors

There are no beneficial relationships between the company and its outside directors or corporate auditors.

Mitsubishi Corporation has business relationships with Mitsubishi Heavy Industries, Ltd. and Mitsubishi Electric Corporation, whose chairmen are Mitsubishi Corporation outside directors Takashi Nishioka and Ichiro Taniguchi, respectively.

II. Operating Results and Financial Position

1. <u>General Operating Environment</u>

During the interim period, the world economy continued its moderate expansion despite instability in the Middle East and other issues, driven by the solid growth in the U.S. economy and the rapid growth in China.

The U.S. economy remained in an expansionary mode due to steady growth in housing starts and consumer spending, evidenced for example by passenger car sales, which was

supported by an improving employment picture and minimal rise in the interest rate rises. Higher levels of capital expenditure, particularly in information and communications facilities, also underpinned U.S. economic expansion.

The Chinese economy continued to grow strongly, supported not only by continued rapid export growth but also by healthy internal demand in the form of consumer spending and investment. However, prices in world commodities markets, including the price of crude oil, remain high due to rampant growth of demand in China.

Solid growth characterized other Asian countries, with generally brisk exports, fueled by the economic expansion in the U.S., China and elsewhere, augmented by strong internal demand overall.

In European economies, where regional economies are being reinvigorated by expansion of the EU, a moderate, export-led economic recovery continued, despite variations in the strength of internal demand.

In the Japanese economy, domestic production and capital expenditures continued to increase, spurred by rising exports, particularly to the rest of Asia, underpinning a steady recovery in corporate earnings. As a result, an improvement was also seen in the employment environment, evidenced by a rise in the number of people in the workforce. Together with steady consumer spending, these factors are fueling a steady upturn in internal demand even as the Japanese economic recovery continues to be led mainly by exports.

2. Consolidated Results (US GAAP)

(1) Summary of Interim Results

For the first half of the fiscal year ending March 31, 2005, consolidated operating transactions were 8,190.1 billion yen, 677.7 billion yen, or 9.0%, higher than the same period in the previous fiscal year. This result reflected increased petroleum-related and petrochemical products-related transactions at the parent company as well as higher transactions at Metal One Corporation.

Gross profit increased 42.5 billion yen, or 11.2%, year on year to 420.5 billion yen, the result of strong growth in petrochemical products-related transactions at the parent company and metal-related transactions at Metal One due to buoyant market conditions. This increase also reflected continued solid performances by automobile-related subsidiaries in Asia and the effect of consolidating food-related subsidiaries, among other factors.

Selling, general and administrative expenses increased 8.6 billion yen due to the effect of new consolidations, despite a decrease in retirement benefit-related expenses at the parent company. Furthermore, the provision for doubtful receivables increased 2.0 billion yen.

Due to the above factors, operating income increased 31.9 billion yen, or 48.2%, to 98.1 billion yen.

In other income (expenses), gain on marketable securities and investments-net decreased due mainly to write-offs of available-for-sale marketable securities. On the other hand, dividends increased, mainly from energy and metal resource-related companies and other income-net increased due to foreign currency transaction gains.

As a result, income from consolidated operations before income taxes increased 42.7 billion yen, or 54.2%, to 121.4 billion yen.

Net equity in earnings of affiliated companies climbed 14.7 billion yen, or 58.2%, to 39.9 billion yen due in part to higher earnings at resource-related and petrochemical products-related companies, among others.

As a result, consolidated net income increased 28.8 billion yen, or 47.6%, to 89.4 billion yen, an all-time high for the first half of a fiscal year for Mitsubishi Corporation.

(2) Outlook for the Fiscal Year Ending March 31, 2005

Mitsubishi Corporation is projecting the following consolidated financial results for the current fiscal year (ending March 2005).

	Fiscal 2005 (Forecast)	Fiscal 2004 (Actual)	Change
Operating transactions	16,000 billion yen	15,177.0 billion yen	+823.0 billion yen
Net income	160 billion yen	115.4 billion yen	+44.6 billion yen

Reference: Changes of basic assumptions

	Fiscal 2005 (Forecast)	Fiscal 2004 (Actual)	Change
Exchange rate	100.0JPY=US$1	113.2JPY=US$1	-13.2JPY to US$1
Crude oil price	US$33.0/BBL	US$27.0/BBL	+US$6.0/BBL
Interest rate (TIBOR)	0.09%	0.09%	-

Note: Earnings forecasts and other forward-looking statements in this release are based on management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

(3) Cash Flows

Cash and cash equivalents as of September 30, 2004 were 399.5 billion yen, 76.1 billion yen, or 16.0%, lower than at March 31, 2004.

(Operating activities)

Net cash provided by operating activities was 36.6 billion yen in the interim period. While working capital requirements increased at Metal One due to higher transactions resulting from strong conditions in the steel products market, inflows increased from dividends, particularly from resource-related companies, and there was a healthy increase in inflows from operating transactions at overseas resource-related subsidiaries and others.

(Investing activities)

Net cash used in investing activities was 65.6 billion yen in the interim period. This mainly reflected the purchase of preferred shares of Mitsubishi Motors Corporation, bond investments targeting interest margins and investments in overseas natural gas businesses.

Free cash flows, the sum of operating and investing cash flows, were a negative 29.0 billion yen.

(Financing activities)

Net cash used in financing activities was 50.1 billion yen. This was due to the repayment of long-term debt at the parent company and the early repayment of long-term debt at overseas resource-related subsidiaries on the back of healthy cash inflows from operating transactions, among other factors.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

# # #

For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8581
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
Consolidated Statements of Income
for the six months ended September 30, 2004 and 2003 (unaudited)

	Millions of yen			
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	1,709,043	1,409,106	299,937	21.3
Trading margins and commissions on trading transactions	297,943	261,917	36,026	13.8
Total revenues	2,006,986	1,671,023	335,963	20.1
Cost of revenues from trading, manufacturing and other activities	(1,586,513)	(1,293,018)	-293,495	22.7
Gross profit	420,473	378,005	42,468	11.2
Expenses and other:				
Selling, general and administrative	(320,005)	(311,380)	-8,625	2.8
Provision for doubtful receivables	(2,380)	(429)	-1,951	/
Interest expense - net	(1,947)	(7,629)	5,682	-74.5
Dividend income	27,310	10,021	17,289	172.5
Gain (loss) on marketable securities and investments - net	(7,194)	10,821	-18,015	/
Loss on property and equipment-net	(4,765)	(3,140)	-1,625	/
Other income- net	9,893	2,465	7,428	/
Total	(299,088)	(299,271)	183	/
Income from consolidated operations before income taxes	121,385	78,734	42,651	54.2
Income taxes	(58,765)	(36,886)	-21,879	/
Income from consolidated operations	62,620	41,848	20,772	49.6
Minority interests in income of consolidated subsidiaries	(13,160)	(6,527)	-6,633	/
Equity in earnings of affiliated companies - net	39,936	25,239	14,697	58.2
Net income	89,396	60,560	28,836	47.6

NOTE:

(1) The companies have reclassified revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" for the six months ended September 30, 2004. Revenues and cost of revenues for the six months ended September 30, 2003 have been restated to conform to the current period presentation.

(2) Tax effects on investments in affiliated companies which were formerly included in "Equity in earnings of affiliated companies" are included in "Income taxes" for the six months ended September 30, 2004. Amounts for the six months ended September 30, 2003 have been reclassified to conform to the current period presentation.

(3) Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan. The figures are as follows.

	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Increase or [-] decrease	%
Operating transactions	8,190,099	7,512,422	677,677	9.0
Operating income	98,088	66,196	31,892	48.2

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables. Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries
Consolidated Balance Sheets
September 30, 2004 and March 31,2004 (unaudited)

ASSETS	Millions of yen		
	Sept.30 2004	March 31 2004	Increase or [-]decrease
Current assets:			
Cash and cash equivalents	399,529	475,670	-76,141
Time deposits	18,441	15,942	2,499
Short-term investments	312,943	188,593	124,350
Receivables-trade:			
Notes and loans	510,331	516,147	-5,816
Accounts	2,054,020	1,988,181	65,839
Affiliated companies	223,042	218,381	4,661
Allowance for doubtful receivables	(55,745)	(57,599)	1,854
Inventories	585,702	558,966	26,736
Advance payments to suppliers	133,900	200,742	-66,842
Deferred income taxes	61,861	59,415	2,446
Other current assets	116,581	105,537	11,044
Total current assets	4,360,605	4,269,975	90,630
Investments and non-current receivables:			
Investments in and advances to affiliated companies	845,809	814,293	31,516
Other investments	1,168,562	1,209,337	-40,775
Non-current notes, loans and accounts receivable-trade	713,421	683,299	30,122
Allowance for doubtful receivables	(106,931)	(109,387)	2,456
Total investments and non-current receivables	2,620,861	2,597,542	23,319
Property and equipment- net	1,314,384	1,278,181	36,203
Other assets	245,416	244,777	639
Total	8,541,266	8,390,475	150,791

NOTE:
Mineral rights which were formerly included in "Other assets" have been reclassified to "Property and equipment – net" as of September 30, 2004. Amounts as of March 31, 2004 have been reclassified to conform to the current period presentation.

Mitsubishi Corporation and subsidiaries
Consolidated Balance Sheets
September 30, 2004 and March 31,2004 (unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		
	Sept.30 2004	March 31 2004	Increase or [-]decrease
Current liabilities:			
Short-term debt	606,571	525,150	81,421
Current maturities of long-term debt	384,735	503,212	-118,477
Payables-trade:			
Notes and acceptances	215,504	232,528	-17,024
Accounts	1,690,937	1,604,999	85,938
Affiliated companies	68,884	60,441	8,443
Advances from customers	110,062	179,734	-69,672
Accrued income taxes	40,374	53,037	-12,663
Other accrued expenses	78,654	88,963	-10,309
Other current liabilities	236,656	198,108	38,548
Total current liabilities	3,432,377	3,446,172	-13,795
Long-term debt, less current maturities	3,070,836	3,026,170	44,666
Accrued pension and severance liabilities	80,825	82,133	-1,308
Deferred income taxes	149,778	136,422	13,356
Other long-term liabilities	313,479	294,498	18,981
Minority interests	201,896	181,449	20,447
Shareholders' equity:			
Common stock	126,635	126,617	18
Additional paid-in capital	179,528	179,506	22
Retained earnings:			
Appropriated for legal reserve	36,524	36,077	447
Unappropriated	1,051,670	975,251	76,419
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	169,465	156,826	12,639
Net unrealized losses on derivatives	(7,685)	(174)	-7,511
Minimum pension liability adjustments	(44,568)	(43,672)	-896
Foreign currency translation adjustments	(218,595)	(205,987)	-12,608
Less treasury stock	(899)	(813)	-86
Total shareholders' equity	1,292,075	1,223,631	68,444
Total	8,541,266	8,390,475	150,791

Mitsubishi Corporation and subsidiaries
Consolidated Statements of Shareholders' Equity
for the six months ended September 30, 2004 and the year ended March 31, 2004 (unaudited)

	Millions of yen	
	2004	2003
	Apr. 2004 ~ Sept. 2004	Apr. 2003 ~ Mar. 2004
Shareholders' Equity		
Common stock		
Balance, beginning of period	126,617	126,609
Issuance of common stock upon exercise of stock options	18	8
Balance, end of period	126,635	126,617
Additional paid-in capital		
Balance, beginning of period	179,506	179,491
Issuance of common stock upon exercise of stock options	18	9
Gains on sales of treasury stock	4	6
Balance, end of period	179,528	179,506
Retained earnings appropriated for legal reserve:		
Balance, beginning of period	36,077	35,550
Transfer from unappropriated retained earnings	447	527
Balance, end of period	36,524	36,077
Unappropriated retained earnings:		
Balance, beginning of period	975,251	872,939
Net income	89,396	115,370
Total	1,064,647	988,309
Deduct:		
Cash dividends paid	(12,530)	(12,531)
Transfer to retained earnings appropriated for legal reserve	(447)	(527)
Total	(12,977)	(13,058)
Balance, end of period	1,051,670	975,251
Accumulated other comprehensive income(loss) - net of tax:		
Balance, beginning of period	(93,007)	(276,782)
Other comprehensive income (loss)	(8,376)	183,775
Balance, end of period	(101,383)	(93,007)
Treasury stock:		
Balance,beginning of period	(813)	(749)
Purchases-net	(86)	(64)
Balance,end of period	(899)	(813)

Statements of Consolidated Comprehensive Income(Loss)
for the six months ended September 30, 2004 and the year ended March 31, 2004 (unaudited)

	Millions of yen	
	2004	2003
	Apr. 2004 ~ Sept. 2004	Apr. 2003 ~ Mar. 2004
Comprehensive Income (Loss)		
Net income	89,396	115,370
Other comprehensive income (loss):		
Unrealized gains on securities available for sale	12,639	102,081
Unrealized gains (losses) on derivative instruments	(7,511)	9,826
Minimum pension liability adjustments	(896)	104,454
Foreign currency translation adjustments	(12,608)	(32,586)
Other comprehensive income (loss)	(8,376)	183,775
Comprehensive Income(Loss)	81,020	299,145

NOTE: Dividends and appropriations for legal reserve shown for each period represent dividends paid out during the period and the appropriation for legal reserve made in relation to the respective dividends.

Mitsubishi Corporation and subsidiaries
Consolidated Statements of Cash Flows
for the six months ended September 30, 2004 and 2003 (unaudited)

	Millions of Yen	
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003
I. Operating activities:		
Net income	89,396	60,560
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	60,413	53,889
Provision for doubtful receivables	2,380	429
(Gain) loss on marketable securities and investments - net	7,194	(10,821)
Loss on property and equipment - net	4,765	3,140
Equity in earnings of affiliated companies, less dividends received	(13,427)	(9,180)
Deferred income taxes	13,907	4,678
Changes in operating assets and liabilities:		
Short-term investments -trading securities	(24,376)	(33,931)
Notes and accounts receivable - trade	(105,213)	133,038
Inventories	(39,452)	8,570
Notes, acceptances and accounts payable - trade	11,897	(129,077)
Other - net	29,137	(7,395)
Net cash provided by operating activities	36,621	73,900
II. Investing activities:		
Expenditures for property and equipment and other assets	(42,144)	(97,180)
Net increase in investments	(49,844)	(5,531)
Net decrease in loans receivable	29,217	1,624
Net decrease (increase) in time deposits	(2,801)	26,366
Net cash used in investing activities	(65,572)	(74,721)
III. Financing activities:		
Net increase in short-term debt	79,887	15,798
Net increase (decrease) in long-term debt	(117,403)	61,865
Issuance of common stock upon exercise of stock options	36	3
Purchases of treasury stock	(82)	(21)
Payment of dividends	(12,530)	(6,265)
Net cash provided by (used in) financing activities	(50,092)	71,380
IV. Effect of exchange rate changes on cash and cash equivalents	2,902	4,583
V. Net increase (decrease) in cash and cash equivalents	(76,141)	75,142
VI. Cash and cash equivalents, beginning of period	475,670	348,780
VII. Cash and cash equivalents, end of period	399,529	423,922

NOTE:
Tax effects on investments in affiliated companies are classified as "Deferred income taxes" for the six months ended September 30, 2004, which were formerly included in "Equity in earnings of affiliated companies, less dividends received." The figures for the six months ended September 30, 2003 have been reclassified to conform to the current period presentation.

Basis of Consolidated Financial Statements

1. Basic Accounting Policies

The accompanying consolidated financial statements of Mitsubishi Corporation (the "Company") and its subsidiaries (collectively, "the companies") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The significant differences between U.S. and Japanese accounting standards applicable to the companies relate to the followings:

(1) Valuation of investments
(2) Deferral of gain on sales of properties for tax purpose (Not permitted under U.S. GAAP)
(3) Derivative instruments and hedge accounting
(4) Pension and retirement benefit accounting (Unfunded obligations are recognized as liabilities and other comprehensive income (loss) for U.S. GAAP)
(5) Accounting for business combinations and goodwill and other intangible assets

2. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and equity-method affiliates

	As of Sept. 30, 2004	As of Mar.31, 2004	Increase or [-] decrease
Consolidated subsidiaries	375	359	16
Equity-method affiliates	141	156	-15
Total	516	515	1

Note: The numbers of consolidated subsidiaries and equity-method affiliates stated above represent companies which the Company directly consolidates or applies the equity method. Consolidated subsidiaries and affiliates applied the equity method through subsidiaries are excluded from the numbers shown above, amounting to 380 companies and 378 companies as of September 30, 2004 and March 31, 2004, respectively.

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New: ANGOLA PETROLEUM (Formerly applied the equity-method),
PORTSOUTH AIRCRAFT LEASING, SAN-ESU and others (22 companies in total)
Excluded: MC2i, FUGEN CORPORATION and others (6 companies in total)

[Equity-method affiliates]

New: ZAO CARNET 2000 and others (13 companies in total)
Excluded: UNIDUX and others (28 companies in total)

3. Application of New Accounting Standards

In March 2004, the Emerging Issues Task Force (the EITF) reached a consensus on Issue No. 04-2 "Whether Mineral Rights are Tangible or Intangible Assets and Related Issues," that mineral rights should be classified as tangible assets. At the request of the EITF, the Financial Accounting Standards Board ("FASB") issued a FASB Staff Position ("FSP"), which amends SFAS No. 141 and SFAS No. 142 to conform to the EITF's consensus. In line with the adoption of the EITF and FSP, the companies reclassified the mineral rights on the consolidated balance sheets as "Property and equipment – net" at September 30, 2004, which were formerly included in "Other assets."

4. Contingent Liabilities

The Company and/or Mitsubishi International Corporation have been named as a defendant in several lawsuits in the U.S. and Canada by graphite electrode users and also as a defendant in a lawsuit by UCAR International Inc. ("UCAR", now known as GrafTech International Ltd.), a graphite electrode manufacturer in connection with the sales and marketing of graphite electrodes. Six of the lawsuits brought by graphite electrode users have been resolved between the parties, while three others remain active. The lawsuits brought by graphite electrode users, that remain active do not specify the amount of damages that are sought. UCAR is seeking damages in the amount of $406 million and other unspecified damages, plus interest. It is not possible for the Company to predict at this time what, if any, liability the Company may sustain on account of these lawsuits.

Mitsubishi Corporation and subsidiaries
Segment Information
for the six months ended September 30, 2004 and 2003 (unaudited)

[Operating Segment Information]

The companies' operating segment information at and for the six months ended September 30, 2004 and 2003 is as follows:

Six months ended September 30, 2004

	Millions of yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	104,678	2,045,743	1,631,614	1,277,754	898,463	2,176,866	8,135,118	55,451	(470)	8,190,099
Intersegment	9,939	7,136	2,526	1,250	2,650	2,927	26,428	1,566	(27,994)	-
Total	114,617	2,052,879	1,634,140	1,279,004	901,113	2,179,793	8,161,546	57,017	(28,464)	8,190,099
Gross profit	24,883	33,488	93,104	78,358	37,673	151,329	418,835	1,915	(277)	420,473
Operating income(loss)	(264)	12,630	34,994	29,939	14,594	24,148	116,041	(17,196)	(757)	98,088
Net income(loss)	6,101	22,811	25,428	25,008	10,058	16,509	105,915	(14,059)	(2,460)	89,396
Segment assets	1,057,144	955,153	1,800,320	2,205,373	631,063	1,543,577	8,192,630	906,364	(557,728)	8,541,266

Six months ended September 30, 2003

	Millions of yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	109,886	1,848,520	1,428,746	1,308,296	758,345	2,086,491	7,540,284	6,654	(34,516)	7,512,422
Intersegment	2,211	20,874	2,168	2,611	1,526	2,052	31,442	925	(32,367)	–
Total	112,097	1,869,394	1,430,914	1,310,907	759,871	2,088,543	7,571,726	7,579	(66,883)	7,512,422
Gross profit	22,955	35,760	80,161	70,492	34,458	132,074	375,900	2,248	(143)	378,005
Operating income(loss)	(3,512)	13,841	26,938	27,226	12,453	24,363	101,309	(28,564)	(6,549)	66,196
Net income(loss)	413	16,609	18,301	21,537	8,423	15,327	80,610	(10,549)	(9,501)	60,560
Segment assets	1,089,380	834,276	1,595,760	1,975,664	586,328	1,448,038	7,529,446	922,521	(339,167)	8,112,800

NOTE:

1. *Effective from April 1, 2004, the companies adopted performance evaluation method based on operating segment information in accordance with US GAAP.* Previously, the companies' performance evaluation method was based on operating segments in accordance with accounting principles generally accepted in Japan (Japanese GAAP). The difference between Japanese GAAP and US GAAP in the previous fiscal year along with income and expense that are not allocated to reportable operating segments are included in "Adjustments and Eliminations."
2. Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
3. "Other"reperesents the Corporate Staff Section which primarily provide services and operational support to the companies and affiliates. *This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments.* Unallocated corporate assets categorized in "Other" were 906,364 million yen and 922,521million yen at September 30, 2004 and 2003 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.

Mitsubishi Corporation and subsidiaries
Segment Information
for the six months ended September 30, 2004 and 2003 (unaudited)

[Geographic Segment Information]

The companies' segment information by geographic areas at and for the six months ended September 30, 2004 and 2003 is as follows:

	Millions of yen		
	Six months ended Sept. 30, 2004	Six months ended Sept. 30, 2003	Increase or [-] decrease
I Operating transactions			
Japan	6,822,236	6,299,153	523,083
U.S.A.	395,695	380,666	15,029
Thailand	222,211	186,044	36,167
Other	749,957	646,559	103,398
Total	8,190,099	7,512,422	677,677
II Gross profit			
Japan	306,194	275,070	31,124
U.S.A.	24,349	19,751	4,598
United Kingdom	21,325	18,037	3,288
Other	68,605	65,147	3,458
Total	420,473	378,005	42,468
III Long-lived assets			
Japan	704,565	692,208	12,357
Australia	177,885	192,775	-14,890
Canada	57,498	61,556	-4,058
Other	317,743	361,905	-44,162
Total	1,257,691	1,308,444	-50,753

NOTE:

1. The companies' segment information by geographic areas are disclosed in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."
2. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
3. Mineral rights are classified as "Long-lived assets" at September 30, 2004, which were formerly not included in "Long-lived assets." The figures at Sept. 30, 2003 have been reclassified to conform to the current period presentation.

Mitsubishi Corporation and subsidiaries

Fair Value Information of Investments

September 30, 2004 and March 31, 2004 (unaudited)

Fair value information regarding trading securities and available-for-sale securities included in "short-term investments" and "other investments" at September 30, 2004 and March 31, 2004, is as follows.

September 30, 2004

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				101,730
Available-for-sale				
Equity securities	291,651	329,606	(1,544)	619,713
Debt securities	407,036	1,976	(79)	408,933

March 31, 2004

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				68,664
Available-for-sale				
Equity securities	306,689	308,933	(2,013)	613,609
Debt securities	383,421	3,656	(809)	386,268

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were losses of 1,556 million yen, and losses of 81 million yen for the six months ended September 30, 2004 and the year ended March 31, 2004, respectively.

"Other investments" include investments in non-traded and unaffiliated companies and non-current time deposits amounting to 351,129 million yen and 329,389 million yen at September 30, 2004 and March 31, 2004 respectively.

[For Reference:Fair value of marketable securities of listed subsidiaries and affiliated companies held by the parent company]

(as of September 30, 2004)

	Millions of Yen		
	Cost	Fair value	Difference
Subsidiaries	12,703	88,424	75,721
Affiliated	38,324	131,792	93,468
Total	51,027	220,216	169,189

FY2005 Interim Results
- Supplement -

November 5, 2004

Mitsubishi Corporation

Major Year-on-Year Changes

(Billion Yen)	Six months ended Sept.30,2003	Six months ended Sept.30,2003	Increase or [-] decrease	%
Operating transactions	7,512.4	8,190.1	677.7	9%
Gross profit	378.0	420.5	42.5	11%
Operating income	66.2	98.1	31.9	48%
Consolidated net income	60.6	89.4	28.8	48%
Core earnings	94.2	165.8	71.6	76%


Gross Profit by Segment
(Billion Yen)
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
70.5
34.5
132.1
1.9
78.4
37.7
151.3
1.6
Interim FY04
Interim FY05
New Initiative Business
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated


Net Income by Segment
(Billion Yen)
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
0.4
21.5
8.4
15.3
-19.9
6.1
25.0
10.1
16.5
-16.5
Sept.30, 2003
Sept.30, 2004
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated

Historical record (Interim period)

- **Operating transactions… Surpassed 8 Trillion Yen for the first time since Sept. 30, 1994 (8.7 Trilion Yen)**
  (Historical high 9.9 Trilion Yen in Sept. 30, 1990)
- **Gross profit…Historical high**
  (The highest 378.0 Billion Yen in Sept. 30, 2003)
- **Operating income…Historical high**
  (The highest 90.6 Billion Yen in Sept. 30, 1991)
- **Consolidated net income…Historical high**
  (The highest 75.9 Billion Yen in Sept. 30, 2000)
- **Core earnings…Historical high**
  (The highest 94.2 Billion Yen in Sept. 30, 2003)

Operating Transactions and Gross Profit (Energy Business Group)


(Consolidated Net Income)
(Billion Yen)
(Operating Transactions)
25.0
20.0
15.0
10.0
5.0
0.0
2500.0
2000.0
1500.0
1000.0
500.0
0.0
Operating Transactions
Consolidated Net Income
19.0
1768.7
9.8
1453.5
16.6
1869.4
22.8
2052.9
Sept.30, 2001
Sept.30, 2002
Sept.30, 2003
Sept.30, 2004
Crude oil (Dubai) ($/BBL)
24.6
25.0
25.5
34.8

Operating Transactions and Gross Profit (Metals Group)


(Consolidated Net Income)
(Billion Yen)
(Operating Transactions)
Operating Transactions
Consolidated Net Income
30.0
25.0
20.0
15.0
10.0
5.0
0.0
1,800.0
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
1,041.0
1,006.5
1,430.9
1,634.1
1.3
14.5
18.3
25.4
Sept.30,2001
Sept.30,2002
Sept.30,2003
Sept.30,2004

	Sept.30,2001	Sept.30,2002	Sept.30,2003	Sept.30,2004
Copper ($/MT)	1,900	1,564	1,697	2,820
Aluminum ($/MT)	1,540	1,333	1,408	1,693
Coal ($/MT)	43.0	48.5	46.5	56.5

Shareholders' Equity and Interest Bearing Liabilities


(Billion Yen)
(x)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3.4
3.3
3.2
3.1
3.0
2.9
2.8
2.7
2.6
2.5
3,582.7
1,085.8
3.3
3,520.8
1,223.6
2.9
3,607.1
1,292.1
2.8
Sept.30, 2003
March 31, 2004
Sept.30, 2004
Interest bearing liabilities (Net)
Total shareholders' equity
Debt-to-equity-ratio (Net)

Outlook for the Fiscal Year Ending march 2005

(Billion Yen)	FY ended March 2004	Outlook for FY ending March 2005 (Original forecast of May 11, 2004)	Outlook for FY ending March 2005 (revised)	Change from Mar.2004	Percentage of increase
Operating transactions	15,177.0	15,200.0	16,000.0	823.0	5%
Gross profit	769.3	800.0	830.0	60.7	8%
Operating income	130.5	140.0	175.0	44.5	34%
Consolidated net income	115.4	130.0	160.0	44.6	39%
Core earnings	211.0	225.0	290.0	79.0	37%


Gross Profit by Segment
(Billion Yen)
900
800
700
600
500
400
300
200
100
0
156.9
150.9
68.0
275.7
0.3
157.0
145.0
64.0
320.0
4.0
146.0
67.0
317.0
0.0
FY ended March 2004
Outlook for FY ending March 2005 (Forecast of May 2004)
Outlook for FY ending March 2005 (revised)
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living essentials
Eliminations or Unallocated

Basic assumptions for the outlook for FY ending March 2005	
Foreign exchange (YEN/$)	100
Interest (%)TIBOR	0.09
Crude oil price ($/BBL)	33.00
Copper ($/MT)	2,205
Aluminum($/MT)	1,650